Exhibit 99.1

April 14, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GREAT PANTHER MINING LIMITED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 11, 2022
Record Date for Voting (if applicable) :	May 11, 2022
Beneficial Ownership Determination Date :	May 11, 2022
Meeting Date :	June 29, 2022
Meeting Location (if available) :	TBD
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	39115V101	CA39115V1013

Sincerely,

Computershare

Agent for GREAT PANTHER MINING LIMITED